VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on December 3, 2024.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting be held on December 4, 2024, at 10:00 AM, Local Time by following the directions on the reverse side.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Annual General Meeting of Shareholders Proxy Card - Vision Marine Technologies Inc.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES, AND "FOR" ALL LISTED PROPOSALS.

1. To set the number of Directors at five (5):

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. Election of Directors for the ensuing year:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below) ☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Anthony E. Cassella, Jr 02 Dr. Philippe Couillard 03 Steve P. Barrenechea

04 Luisa Ingargiola 05 Alexandre Mongeon

3. To appoint M&K CPAs, PLLC as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors for the ensuing year.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof

Date __________ **Signature** __________ **Signature, if held jointly** __________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

Vision Marine Technologies Inc.

Annual General Meeting of Shareholders
December 4, 2024

The Corporation is holding the Meeting in a virtual format, which will be conducted via live audio webcast. Registered Shareholders and duly appointed proxy holders will be able to attend the Meeting online, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out herein.

Voting will be conducted by virtual ballot.

To participate to the Meeting via live audio webcast, connect via the following URL:

https://teams.microsoft.com/l/meetup-join/19%3ameeting_OGVmZjQxY2YtNzRiMC00OWQ2LTkzYTYtMDRmZjliMTMzNDA3%40thread.v2/0?context=%7b%22Tid%22%3a%223c49b111-19db-458d-83ff-1af0ac9ae35b%22%2c%22Oid%22%3a%22b96be427-c95e-4721-b73f-6f3a273f71e2%22%7d

VISION MARINE TECHNOLOGIES INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Alexandre Mongeon and Raffi Sossoyan, with full power of substitution, as proxy to represent and vote all common shares of Vision Marine Technologies Inc., (the "Corporation"), which the undersigned will be entitled to vote if personally present at the Annual General Meeting of the Shareholders of the Corporation to be held on December 4, 2024, at 10:00 AM, Local Time, upon matters set forth in the Management Information Circular, a copy of which has been received by the undersigned. Each common share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE FIVE DIRECTOR NOMINEES, "FOR" PROPOSALS 2 AND 3, AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)